Mail Stop 3561

February 18, 2009

Rolf A. Gafvert
Chief Executive Officer and President
Boardwalk Pipeline Partners, LP
9 Greenway Plaza, Suite 2800
Houston, Texas 77046

> **Re:** **Boardwalk Pipeline Partners, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **Form 10-Q for Fiscal Quarters Ended**
> **March 31, 2008, June 30, 2008 and September 30, 2008**
> **Filed April 29, 2008, July 29, 2008 and October 28, 2008**
> **File No. 001-32665**

We have reviewed your response letter dated January 16, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business, page 3

Introduction, page 3

1.   We note your response to comment one in our letter dated December 23, 2008. Please disclose your total partnership interests so that we can understand how you calculated Loews Corporation's 68.0% total partnership interest. Also, please disclose your calculation of Loews Corporations' 70.38% total partnership interest including how general partnership interests convert into limited partner units for purposes of calculating total equity ownership. Please discuss how Loews Corporation's indirect ownership of the Registrant's incentive distribution rights affects Loews Corporation's total equity ownership interest, if at all, and why you did not include these interests in your calculation of their total equity ownership.

<u>Item 3. Legal Proceedings, page 26</u>

2.   We note your responses to comment two in our letter dated December 23, 2008. Please provide a sample of how you intend to comply with this comment in your future filings.

<u>Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 31</u>

3.   We note your response to comments three and 25 in our letter dated December 23, 2008. Please provide a sample of how you intend to comply with these comments in your future filings.

<u>Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 41</u>

4.   We note your response to comment 8 in our letter dated December 23, 2008. Please provide a sample of how you intend to comply with this comment in your future filings.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

        Please contact Robert Errett, Staff Attorney, at 202-551-3225, or Mara Ransom, Legal Branch Chief at 202-551-3264, or me at 202-551-3725 with any questions.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director